Exhibit 3.1

AMENDMENT TO THE BYLAWS

OF

CORGENIX MEDICAL CORPORATION

Article XV

Controlling Interest Statutes

INAPPLICABILITY OF ACQUISITION OF CONTROLLING INTEREST STATUTES.  Notwithstanding any other provision in these Bylaws to the contrary, and in accordance with the provisions of Section 78.378 of the Nevada Revised Statutes (“NRS”), the provisions of NRS §§ 78.378 to 78.3793, inclusive (or any successor statutes thereto), relating to acquisitions of controlling interests in the corporation do not apply to any and all acquisitions of shares of the corporation’s common stock, par value $.001 per share, effected by Financière Elitech SAS, a corporation organized under the laws of France, WESCOR, INC., a Utah corporation, or any of their respective affiliates.